Exhibit 99.1

10 January 2019

Midatech Pharma PLC

(“Midatech”, “Company” or “Group”)

Midatech announces EUR 1.5 million loan facility for manufacturing site

- Basque Regional Government approves loan facility to support manufacturing facility in Bilbao

- Funds to be used as part of commercial scale up for MTD201 and Q-Sphera™ platform

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, today announces that further to the Company’s announcement on 20 December 2018, the Basque regional government has approved further funding of EUR 1.5 million for the Company’s manufacturing facility in Bilbao, Spain. The award, in the form of soft loan finance, follows receipt in 2018 of a related grant worth EUR 450k, and will be used as part of the commercial scale up for Midatech’s MTD201 program and Q-Sphera™ technology platform.

The loan is part of the Basque government’s Gauzatu Industry program, a Government funded program to support local SMEs in establishing infrastructure and capability for global industries. Separately, the Company is also applying for further funding from the Spanish Government’s Reindus program, which focuses on the industrial growth of Spain. If successful, the combined funding from both programs, as well as potential EU financing, could fund the majority of the commercial scale up costs for MTD201 and the Q-Sphera technology.

Completion of the Bilbao scale up program, which is required to enable the filing of the New Drug Application (NDA) for MTD201 to the US Food and Drug Administration (FDA) and provide the commercial quantities required for MTD201 product launch and beyond, is expected to take up to 24 months. In addition, it will also provide a facility and blueprint for future Q-Sphera products. The Company is seeking further funding to support the continued development of MTD201 and to provide working capital as announced on 20 December 2018.

Q-Sphera is the next generation micro-encapsulation and polymer-depot sustained release (SR) drug delivery platform developed by Midatech using a novel and disruptive printing-based process, with substantial and distinct advantages over conventional technologies. From a manufacturing perspective, Q-Sphera is an improved microparticle manufacturing platform that is precise, scalable, efficient, and environmentally friendly. From a clinical profile perspective, it ensures homogenous microparticles that release active drug compounds into the body in a linear and controlled manner over an extended period of time. Q-Sphera also allows simpler and quicker reconstitution, improved injectability and less painful injections due to the smaller needle size required.

Commenting on the announcement, Dr Craig Cook, Chief Executive Office of Midatech Pharma, said: “This ongoing regional government support enables us to continue and potentially accelerate the progress of MTD201 development towards submission for approval, as well as further develop our Q-Sphera™ platform. We believe this sustained release technology has the potential to drastically improve the manufacturing process and clinical characteristics of existing drugs, providing more effective, convenient, precise and comfortable treatments for patients. We look forward to continuing the scale up program in Bilbao, as we work on driving MTD201 towards the market and establishing Q-Sphera as a leading platform in the multibillion dollar market for sustained release treatments.”

- Ends -

For more information, please contact:

Midatech Pharma PLC

Craig Cook, CEO

+44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate finance: Freddy Crossley / Emma Earl

Corporate broking: James Stearns

+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Nicholas Brown / Angela Gray

+44 (0)20 3709 5700

midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

+1 339 970 2843

chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo~therapeutics or new immuno~therapeutics, using its three proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.
2.	MidaCore™ platform: our leading edge gold nanoparticle technology used for targeting sites of disease at the nanoscale i.e. i. chemotherapy - improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells
3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com.

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle, sustained release drug delivery or Nano Inclusion platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions and the ability to complete a fundraise or licence agreement on the terms outlined in this announcement or at all. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of any securities in any jurisdiction in which such offer, solicitation or sale is unlawful.